Mail Stop 3561

March 11, 2010

Via U.S. Mail and Facsimile

John W. Chidsey
Chairman and Chief Executive Officer
Burger King Holdings, Inc.
5505 Blue Lagoon Drive
Miami, FL 33126

Re: **Burger King Holdings, Inc.**
            Form 10-K
            Filed August 27, 2009
            File No. 001-32875

            Definitive Proxy Statement on Schedule 14A
            Filed October 8, 2009

Dear Mr.Chidsey:

      We have conducted a targeted review of the above referenced filing for the legal issues noted below. We think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Schedule 14A

Compensation Discussion and Analysis, page 15

Annual Cash Incentive Program, page 20

1. We note your statement that disclosure of EMEA and APAC targets would result in competitive harm. Please provide us with a detailed analysis of why quantified disclosure of these performance targets is excludable under Instruction 4 to Item 402(b).

2. In this regard, we note your disclosure that performance goals are developed with the "intent of being challenging, but achievable" and the maximum levels will only be reached if you "significantly exceed [your] financial goals." Please provide us with support for the level of difficulty you assert and confirm that in future filings you will disclose with meaningful specificity how difficult or likely it would be for you or your executive officers to achieve the undisclosed targets.

Individual Performance Multiplier, page 22

3. We note your disclosure that individual performance measures may be used to adjust your executives' bonuses. In your response, please provide a quantitative and qualitative discussion of these measures, and confirm that you will provide this discussion in future filings. Please note that qualitative measures generally need to be presented to conform to the requirements of Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact me at (202) 551-3217.

Regards,

J. Nolan McWilliams
Attorney-Adviser